UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GRAÑA Y MONTERO S.A.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

38500P208**
(CUSIP Number)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. Each ADS represents five common shares. The common shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005

April 2, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500P208	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacifico Corp S.A.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 87,191,786
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 87,191,786
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,191,786
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 38500P208	SCHEDULE 13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marcos Shulim Fishman Cotlear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 87,191,786(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 87,191,786(1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,191,786(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%(1)
12		TYPE OF REPORTING PERSON (See Instructions) IN

 (1) Consists of 87,191,786 Common Shares fully subscribed by Pacifico Corp S.A.C.

CUSIP No. 38500P208	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.	(a) Name of Issuer:

Graña y Montero S.A.A.

(b) Address of Issuer’s Principal Executive Offices:

Av. Paseo de la Republica 4667
Surquillo, Lima 34
Peru

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by Pacifico Corp S.A.C. and Marcos Shulim Fishman Cotlear.

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

(b) Address of Principal Business Office:

The address of the principal business office of Pacifico Corp S.A.C. is:

Av. Pardo y Aliaga 699, Oficina 501-A
San Isidro, Lima, 15073
Peru

The address of the principal business office of Marcos Shulim Fishman Cotlear is:

Av. Pardo y Aliaga 699, Oficina 501-A
San Isidro, Lima, 15073
Peru

(c) Citizenship:

Pacifico Corp S.A.C.:  Peru
Marcos Shulim Fishman Cotlear:  Peru

(d) Title of Class of Securities:

Common Shares

(e) CUSIP No.:

     38500P208

Item 3.

Not Applicable.

CUSIP No. 38500P208	SCHEDULE 13G	Page 5 of 7 Pages

Item 4. Ownership:

The aggregate percentage of common shares reported owned by each person named herein is based upon 871,917,855 common shares outstanding as of April 2, 2019, which is the total number of common shares reported the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on April 3, 2019.

Marcos Shulim Fishman Cotlear holds a 99.99% ownership interest in Pacifico Corp S.A.C. On the basis of this relationship, Marcos Shulim Fishman Cotlear may be deemed to share beneficial ownership of the common shares of the Issuer held by Pacifico Corp S.A.C.

(a)   Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)   Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)   Number of shares as to which such person has:

       (i)    Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

       (ii)   Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

       (iii)  Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

       (iv)  Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 38500P208	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019
Pacifico Corp S.A.C.

By:	/s/ Marcos Shulim Fishman Cotlear
	Name:	Marcos Shulim Fishman Cotlear
	Title:	Chief Executive Officer

Marcos Shulim Fishman Cotlear

/s/ Marcos Shulim Fishman Cotlear